Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of October, 2003 - No. 3

Commission File No.  0 - 20752

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1)  ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7)  ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

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RECENT EVENTS

On October 24, 2003, Hibernia issued a press release, in which it  announced that it had been placed in receivership.  That press release is set forth on Exhibit 1 of this Report.

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This document, including exhibits, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.

These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.

These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

 Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exhibit                                                      Description                                        Seq. Page No.

1.	Press release dated October 24, 2003 relating to its being placed in receivership	4

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By:  /s/ Harris Cohen

Harris Cohen, Chairman of the Board

Date:   October 27, 2003

Exhibit 1

Hibernia Foods plc Placed in Receivership

    DUBLIN, Ireland--Oct. 24, 2003--Hibernia Foods plc (Nasdaq:HIBNE),

a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, announced this afternoon that KPMG LLP, accountants for

General Motors Acceptance Corporation (GMAC), has placed Hibernia

Foods into receivership for a financial obligation. This financial obligation is in relation to GMAC's 17.25 million Pounds Sterling factoring facility.

    This document, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains

"forward-looking statements" regarding Hibernia's future performance and financial condition. "Forward-looking statements" are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management's views on the future of Hibernia,

the industry in which it operates and the economic conditions surrounding it. These forward-looking statements are based on our management's current views, projections and assumptions concerning the future, and include words such as "expects," "anticipates," "intends,"

"estimates," "believes" and similar expressions. No one should construe such statements as guaranties of the future performance of

Hibernia. All such statements are inherently subject to risks,

uncertainties and other important factors, which are beyond Hibernia's control, which could cause actual results to differ materially from those expressed or implied in the statements. Among those risks and uncertainties are the matters described in "Risk Factors" in

Hibernia's Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the

Securities and Exchange Commission. These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations,

achieving cost savings and working capital, debt reduction programs,

success of acquisitions, innovations, and supply chain and overhead initiatives. Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

    CONTACT: Hibernia Foods plc

              Mark Carter, + 353 1 6611030 or

              SM Berger & Company

       Stanley Berger, 216-464-6400

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